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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.       1     )


                              Loronix Information Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   544183106
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Charles A. Nalbone, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 973-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               June 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.    544183106                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          330,350
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    330,350

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    330,350

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     6.41%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          330,350
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    330,350

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    330,350

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     6.41%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   544183106                  13D                   Page    of    Pages


________________________________________________________________________________
Page 3

                                        Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of Loronix Information Systems, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

      Working capital of Bear Stearns & Co. and personal funds of discretionary accounts. The aggregate purchase price of the 55,698 shares of Common Stock was approximately $2,060,826.

Item 5:  Interest in Securities of the Issuer (as of 06/22/00)

        (a) The responses of Bear Stearns to Rows (11) through (13) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

        (b) The responses of Bear Stearns to Rows (7) through (10) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

        (c) Since the date of its initial filing on Schedule 13D, Bear Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

        (d)     Not Applicable.

        (e) Through June 22, 2000, Bear Stearns purchased an additional 55,698 shares of Loronix Information Systems, Inc. Accordingly, Bear Stearns increased its beneficial ownership by more than one full percentage points of the Common Stock of the Issuer since the date of its initial filing.




Page 4


**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.


Signature:

        After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


                                                   June 26, 2000
                                        ----------------------------------------
                                                         (Date)


                                                       /S/
                                        ----------------------------------------
                                                       (Signature)


                                        Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)







                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                            Loronix Information Systems, Inc.


                      Trades from 06/17/00 through 06/22/00

                           (Various Firm Accounts)

                       ***** 06/22 *****
   400  LORONIX INFORMATION SYSTEMS    37 1/4         14,900.00
        INC
   600  LORONIX INFORMATION SYSTEMS    37 1/4         22,350.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    37 1/4         37,250.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    37 1/4         37,250.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    37 1/4         37,250.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    37 1/4         37,250.00
        INC
                ***** 06/21 *****
   400  LORONIX INFORMATION SYSTEMS    37 3/16        14,875.00
        INC
   500  LORONIX INFORMATION SYSTEMS    37 1/4         18,625.00
        INC
   600  LORONIX INFORMATION SYSTEMS    37 1/4         22,350.00
        INC
 1,400  LORONIX INFORMATION SYSTEMS    37 1/4         52,150.00
        INC
                  ***** 06/20 *****
   100  LORONIX INFORMATION SYSTEMS    39 3/8          3,937.50
        INC
   100  LORONIX INFORMATION SYSTEMS    40 23/64        4,035.94
        INC
   200  LORONIX INFORMATION SYSTEMS    40 3/8          8,075.00
        INC
   200  LORONIX INFORMATION SYSTEMS    40 1/2          8,100.00
        INC
   300  LORONIX INFORMATION SYSTEMS    40 3/8         12,112.50
        INC
   500  LORONIX INFORMATION SYSTEMS    40 1/2         20,250.00
        INC
   500  LORONIX INFORMATION SYSTEMS    40 3/8         20,187.50
        INC
   500  LORONIX INFORMATION SYSTEMS    40 3/8         20,187.50
        INC
   600  LORONIX INFORMATION SYSTEMS    40 3/8         24,225.00
        INC
   700  LORONIX INFORMATION SYSTEMS    40 3/16        28,131.25
        INC
 1,000  LORONIX INFORMATION SYSTEMS    40 7/16        40,437.50
        INC
                  ***** 06/20 *****
 1,000  LORONIX INFORMATION SYSTEMS    40 3/8         40,375.00
        INC
 1,000  LORONIX INFORMATION SYSTEMS    40 3/8         40,375.00
        INC
 2,000  LORONIX INFORMATION SYSTEMS    40 3/8         80,750.00
        INC
 2,500  LORONIX INFORMATION SYSTEMS    40 3/8        100,937.50
        INC
 2,900  LORONIX INFORMATION SYSTEMS    40 3/8        117,087.50
        INC
 5,000  LORONIX INFORMATION SYSTEMS    40 3/16       200,937.50
        INC
 5,000  LORONIX INFORMATION SYSTEMS    40            200,000.00
        INC
 2,500- LORONIX INFORMATION SYSTEMS    40.4600       101,146.62-
        INC
                  ***** 06/19 *****
   100  LORONIX INFORMATION SYSTEMS    39              3,900.00
        INC
   200  LORONIX INFORMATION SYSTEMS    38 5/8          7,725.00
        INC
   300  LORONIX INFORMATION SYSTEMS    38 1/8         11,437.50
        INC
   500  LORONIX INFORMATION SYSTEMS    38 5/8         19,312.50
        INC
 1,000  LORONIX INFORMATION SYSTEMS    38 15/16       38,937.50
        INC
10,000  LORONIX INFORMATION SYSTEMS    37 3/16       371,875.00
        INC
10,000  LORONIX INFORMATION SYSTEMS    37 1/4        372,500.00
        INC
10,098  LORONIX INFORMATION SYSTEMS    37 1/16       374,257.13
        INC
 2,000- LORONIX INFORMATION SYSTEMS    39             77,997.40-
        INC
 4,000- LORONIX INFORMATION SYSTEMS    39.2588       157,035.20-
        INC
 4,000  LORONIX INFORMATION SYSTEMS    39.2588       157,035.20
        INC